UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa presents its preliminary results for Q1’15

•                  Total revenues for Q1’15 estimated between €1,540 M and €1,570 M, with EBITDA for Q1’15 estimated in a range of €265 M - €285 M

•                  The engineering and construction backlog as at March 31, 2015, reached around €8,600 M.

•                  Announced transactions with expected cash proceeds of approximately €1,100 M.

April 7, 2015 - Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, presents its preliminary key figures from its financial results for Q1 2015.

Revenues for the first quarter 2015 are expected to be in the range of €1,540 M and €1,570 M, an increase of 1% compared to the same period last year considering the midpoint of the range. At the same time, consolidated EBITDA is expected to reach between €265 M and €285 M, an increase of 0-7%.

The engineering and construction backlog continues to reach new record levels. Strong order intake during the first quarter builds on the high backlog levels reached at the end of 2014, taking our total estimated backlog as at March 31, 2015 to around €8,600 M.

As anticipated, there has been a significant improvement in the working capital position. It is estimated that the net change in working capital as of March 31 2015 to be between €(250) M – €(180) M, an improvement of more than 420 million euros at midpoint in comparison to the same period in 2014.

As a result of the above, and together with the corporate transactions announced during this first quarter, Abengoa’s corporate liquidity at the end of March is approximately 3,000 M€, a 5% increase compared to the 2,800 M€ available by the end of 2014.

Financial information: disclaimer

The consolidated financial data for the quarter ending March 31, 2015 presented above is preliminary, based upon our estimates and is subject to completion of our closing financial and accounting procedures.

This summary is not a comprehensive statement of Abengoa’s consolidated financial results for the quarter ending March 31, 2015 and our actual results for the period may differ from the estimates included in this document due to the completion of our closing financial and accounting procedures and related adjustments, as well as due to the effect of events that may arise between now and the date on which the financial results for the first 2014 are finalized.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department: Patricia Malo de Molina Meléndez. Tel. +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Ignacio García Alvear. Tel. +34 954 93 71 11 E-mail: ir@abengoa.com

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And on our blog: http://www.laenergiadelcambio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 7, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary